OCI N.V. Investor Presentation March 2016 Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: OCI N.V. Subject Companies: OCI N.V.; CF Industries Holdings, Inc. Form S-4 File Number: 333-207847 The following is an investor presentation posted to OCI N.V.’s website on March 2, 2016.

OCI’s Asset Portfolio – Fertilizer & Chemicals 6 Operating Facilities in 4 Countries and 2 Under Construction Natgasoline LLC Under construction Planned capacity: 1.75 mtpa of methanol Iowa Fertilizer Co. (IFCo) Under construction Planned capacity: 195 ktpa of sellable ammonia 420 ktpa of urea 1.5 mtpa of UAN 315 ktpa of DEF OCI Beaumont Capacity (as of April 2015): 913 ktpa of methanol 331 ktpa of ammonia Sorfert Algérie 800 ktpa of sellable ammonia 1.26 mtpa of urea Egypt Basic Industries Corp. (EBIC) 730 ktpa of ammonia Egyptian Fertilizers Company (EFC) 1.55 mtpa of urea OCI Nitrogen (Netherlands) 1.45 mtpa of CAN 350 ktpa of sellable ammonia 350 ktpa of UAN 200 ktpa of melamine Competitive position with access to low cost natural gas feedstock OCI Nitrogen, Netherlands Iowa Fertilizer Company BioMCN (Netherlands) 440 ktpa of methanol (operational) 430 ktpa of methanol (mothballed) Natgasoline – aerial site view

Fertilizer & Chemicals – Current and Future Capacity Additions

Design Capacities[1] ('000 metric tons) Plant	Country	Ownership[2]	Ammonia Gross	Ammonia Net[3]	Urea	UAN[4]	CAN	Total Fertilizer For Sale	Methanol	Melamine[5]	DEF	Total Fertilizer & Chemicals For Sale
Egyptian Fertilizers Company	Egypt	100%	800	-	1,550	-	-	1,550	-	-	-	1,550
Egypt Basic Industries Corp.	Egypt	60%	730	730	-	-	-	730	-	-	-	730
OCI Nitrogen	Netherlands	100%	1,150	350	-	350	1,450	2,150	-	200	-	2,350
Sorfert Algérie	Algeria	51%	1,600	800	1,260	-	-	2,060	-	-	-	2,060
OCI Beaumont[6]	USA	80%	331	331	-	-	-	331	913	-	-	1,244
BioMCN[7]	Netherlands	100%	-	-	-	-	-	-	440			440
Current design capacity			**4,611**	**2,211**	**2,810**	**350**	**1,450**	**6,821**	**1,353**	**200**	**0**	**8,374**
Iowa Fertilizer Company[8]	USA	100%	875	195	420	1,505	-	2,120	-	-	315	2,435
Year-end 2016			**5,486**	**2,406**	**3,230**	**1,855**	**1,450**	**8,941**	**1,353**	**200**	**315**	**10,809**
Natgasoline LLC	USA	100%	-	-	-	-	-	-	1,750	-	-	1,750
2017			**5,486**	**2,406**	**3,230**	**1,855**	**1,450**	**8,941**	**3,103**	**200**	**315**	**12,559**

- OCI Beaumont – 25% increase in ammonia and methanol capacity from Q2 2015 onwards
- Iowa Fertilizer Company (IFCO) 93.9% complete as at 31 December 2015
- Natgasoline LLC 45.6% complete as at 31 January 2016

[1] Iowa Fertilizer Company and Natgasoline LLC volumes are estimates; [2] Table not adjusted for OCI's stake in considered plant; [3] Net ammonia is remaining capacity after downstream products are produced; [4] Excludes EFC UAN swing capacity of 325 ktpa; OCI Nitrogen max. UAN capacity cannot be achieved when producing max. CAN capacity; [5] Split as 150 ktpa in Geleen and 50 ktpa in China (Chinese capacity does not account for 49% stake and exclusive right to off-take 90%); [6] OCI Beaumont debottlenecking initiative completed in April 2015; [7] Acquired June 2015 - does not include mothballed line of 430 ktpa; [8] IFCo design capacities apart from net ammonia are maximum expected capacities and cannot all be achieved at the same time.

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OCI Nitrogen (Netherlands) - Superior Position in Europe Location and Branded Product Mix Provide Competitive Advantage One of the largest global single sites Highly integrated ammonia/nitrate production; on-site facilities/utilities shared with DSM, SABIC, Lanxess and others Located near NW Europe customer base Majority of sales in key EU6 nitrate markets Top 10 customers account for >50% of sales Focus on value added products Calcium Ammonium Nitrate (CAN) is OCIN’s largest end product Highest netback close to plant Strong advantage versus potential imports Geleen

European Operations Benefit from Low Gas Price and High Nitrate Premium Netherlands Natural Gas Spot Prices 2014 – 2016 YTD* * To COB 26 February 2016 Source: OCI, Bloomberg, CRU CAN prices in Europe have remained stable leading to high nitrate premium Supported by excellent branding Natural gas prices were substantially lower in Q4 2015 and continued to decline in Q1 2016 : Netherlands TTF natural gas prices: Q4 2015 down 34% on average compared to Q4 2014 and 14% compared to Q3 2015 Netherlands natural gas prices currently c.$3.9/MMBtu and on average down 24% in Q1 2016 vs. Q4 2015 CAN Germany CIF (EUR / mt)

North American Producers Expected to Remain Highly profitable Low and declining natural gas prices in the US: US natural gas prices: down 44% on average compared to Q4 2014 and 23% compared to Q3 2015 US natural gas prices reached ~$1.7/MMBtu in February 2016 Current pricing on the forward curve suggests cost for natural gas will remain below $3.00/MMBtu until at least 2022 As a result, North American producers are amongst the lowest cost producers globally Average quarterly Henry Hub Natural Gas Spot / Futures Settlement* ($/MMBtu) Urea Granular FOB NOLA (US$ / st) Recent rebound in urea prices in the US: Urea Granular NOLA prices to c. US$ 260 / st (from a low of around US$ 190 in January) Other regions have started to follow At current product selling prices and gas prices, North American producers can achieve high cash margins * To COB 26 February 2016 Source: OCI, Bloomberg, CRU

Producers in US Midwest Benefit from Significant Price Premium over Gulf Coast

UAN Pricing: Protective US Midwest Premium (US$ / st)



350
300
250
200
150
100
50
0
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Cornbelt
NOLA
Premium MW over NOLA

Location advantage:

- Logistical and transport bottlenecks to Midwest corn market result in US$ premium over US Gulf Coast prices
- Price premium for US Midwest FOB versus NOLA:
  - *UAN ~$65 / st average for 2011-2015*
  - *Ammonia ~$145 / st average for 2011-2015*



Existing nitrogen production facility
New CF / OCI capacity
Other CF North American Production
CF Industries, Port Neal, IA
IFCo Iowa Fertilizer, Wever, IA
CF Industries, Yazoo City, MS
Nitrogen consumption by state ('000 nutrient tons):
1500
750
0
CF Industries, Woodward, OK
CF Industries, Verdigris, OK
OCI, Beaumont, TX
CF Industries, Donaldsonville, LA

Source: OCI, Green Markets

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US Expected to Remain Import market in Foreseeable Future OCI/CF Only Agri Focused Expansions to Materialize 1) Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF Industries Investor Presentation February 2016 Since 2012, at Least 24 new North American ammonia plants have been announced However, to date, only 3 new nitrogen fertilizer plants have proceeded to construction

Iowa Fertilizer Company – Greenfield Expansion Project Overall project progress on track and at approximately 93.6% as at 31 December 2015 Engineering and Procurement are nearly complete, at 99.93% and 99.09% respectively IFCO is expected to increase construction from its current level of approximately 2,000 personnel to approximately 2,500 in both March and April to take advantage of improved weather conditions Project is concluding the pre-commissioning phase for utilities, to be handed over to operations teams Pre-commissioning for ammonia to start in March EPC Progress Greenfield nitrogen fertilizer and industrial chemical production facility Expected to produce over 2 million short tons of nitrogen fertilizer (Ammonia, UAN, Urea) and diesel exhaust fluid (DEF) per year Located in Wever, IA Technology is supplied by KBR (ammonia), Stamicarbon (urea solution), and Uhde (urea granulation and UAN) Iowa Fertilizer

Methanol – Robust Long-Term Demand Growth >6% Per Year Expected Methanol is one of the world’s most widely used industrial chemicals with diversity of applications – from paints and plastics, furniture and carpeting, to car parts and windshield wash fluid Historical demand growth has been robust (>6% p.a. on average past 15 years) and is forecasted to remain so in the long term: MTO (methanol-to-olefins) in China strong driver of demand growth: it accounted for almost 18% of demand in 2015 Additional four MTO plants expected to be completed in 2016, adding 6.5 million metric tons of merchant methanol demand World Demand Growth (2000 - 2035E) CAGR = 6.3% CAGR = 6.2% Source: Argus JJ&A

Methanol Demand Expected to Outstrip Supply Growth in the United States

- In 2014, the U.S. imported approximately 4.8 million metric tons of methanol to meet its supply deficit (69% of consumption)
- U.S. methanol demand is expected to increase at a CAGR of 6.3% between 2015 and 2020, driven by GDP
- At the same time, supply growth is expected to remain limited in the US from 2016 - 2019
  - *US expected to remain net importer of methanol in the foreseeable future*
- **Even in current environment of low oil prices, with natural gas below $2.00/MMBtu and current weighted average methanol prices, methanol economics remain one of the highest returns of any natural gas monetization**
  - *With natural US gas prices currently <$2.0/MMBtu, US producers are at low end of the global methanol cost curve*
  - *Several non-US methanol producers are believed to be running unsustainably at or below cash cost*

US Methanol Supply & Demand


'000t
Exports
Imports
Production
20,000
15,000
10,000
5,000
0
-5,000
-10,000
2009
2013
2017
2021
2025

Source: Argus JJ&A

US Methanol Capacity Expansion ('000 mt)

Timing	Name	Location	Ownership	*Capacity*
2012	OCI Beaumont	Beaumont, TX	OCI N.V.	730
2013	LyondellBasell	Channelview, TX	LyondellBasell	780
2015	Methanex Geismar 1	Geismar, LA	Methanex	1,000
	Pampa Fuels LLC	Pampa, TX	G2X Energy	65
	OCI Beaumont	**Beaumont, TX**	**OCI N.V.**	**185**
	Fairway LLC	Clear Lake, TX	Celanese/Mitsui JV	1,300
2016	Methanex Geismar 2	Geismar, LA	Methanex	1,000
2017	**Natgasoline LLC**	**Beaumont, TX**	**OCI/CF**	**1,750**

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Natgasoline LLC
Greenfield – Scheduled for Completion in 2017

Natgasoline LLC

- World scale greenfield methanol production complex currently under development
- Expected to produce approximately 1.75 million metric tons of methanol per year
- Located in Beaumont, Texas, within 2 miles of the OCI Beaumont facility
- Air Liquide Global E&C Solutions is supplying proven Lurgi MegaMethanol® process technology
- Agreement with Air Liquide to purchase oxygen and other industrial gases over the fence
- Commissioning expected Q3 2017

EPC Progress

- Overall project progress is at approximately 45.6% as at 31 January 2016
- All long-lead and proprietary equipment ordered and majority already delivered on site
- Piling program has been completed (totaling 3,238 piles)
- Reformer erection commenced in November 2015
- Piping installation began in December 2015 and first phase of underground piping has been completed
- Foundation works are expected to be completed in Q2 2016







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Natgasoline LLC Aerial Site

BioMCN Unlocking Strategic Value OCI acquired BioMCN in June 2015 for EUR 15M BioMCN is one of Europe’s largest methanol producers and a pioneer in bio-methanol Consists of two plants, of which one operational (440 ktpa) and one mothballed (430 ktpa) The plant site is located at the Chemical Park Delfzijl, The Netherlands, is connected to the national natural gas grid and has easy logistical access to major European end markets via road, rail, barge and sea freight BioMCN sources bio-gas from waste digestion plants through the Dutch national gas grid by purchasing bio-gas certificates to label methanol as biomethanol BioMCN Overview Strategic Location in The Netherlands Low investment cost for entry into European market, 15 – 20% market share Methanol consumption in Western Europe is currently more than 7 mtpa , of which more than 5 mtpa is imported - deficit is expected to continue to increase for foreseeable future. Entry into the biomethanol market Weaker European natural gas market will lower future feedstock costs Strategic Value

Upside Potential from Egyptian Operations Improved Gas Supply from November 2015 Upside Potential Improved gas supply from November 2015 EFC expected to operate at full utilization rates from November 2015 onwards EBIC expected to operate at up to 50-60% rate as second FSRU has docked at EBIC’s jetty, temporarily restricting exports Devaluation of EGP vs USD Cost structure and debt in EGP benefit from devaluation Local market for urea demand growing Egyptian government ramps up LNG imports Lower global LNG pricing and availability of LNG conducive to continued supply to industry First shipments of imported LNG arrived in April 2015 A second floating storage and regasification unit (FSRU) arrived in Egypt at the end of September and was fully commissioned by the end of October 2015 EGAS is launching tender to lease a third FSRU to be operational by Q1 2017 On 30 August 2015, ENI announced the discovery of a “supergiant” gas field in the Egyptian offshore, the largest ever found in the Mediterranean Sea The discovery, after full development, will be able to ensure satisfying Egypt’s natural gas demand for decades Field could hold a potential of 30 tcf of lean gas in place, representing one of the world’s largest natural gas finds Improving Gas Supply in Egypt EGP – USD Exchange Rate

Sorfert Deleveraging Rapidly Plant Overview 1.26 mtpa urea and 1.8 mtpa gross ammonia export-focused production complex in Algeria New facility, started up at end-2013 OCI ownership 51%, Sonatrach 49% Strategic location with easy port access Largest integrated nitrogen fertilizer producer in Africa Strong Cash Flow Generation Benefits from competitive low price long-term gas contract Significant contributor to Consolidated Group EBITDA – expect first dividend in H1 2016 Rapid deleveraging in Sorfert set to continue as a result of strong cash flow generation and devaluation of Algerian Dinar (DZD) DZD devalued by 25% during 2015 on average vs 2014 DZD 2016 YTD has devalued 7% vs average for 2015 Expected net debt at year-end 2015 of about $ 700 m, down from c.$ 900 m as at 30 June 2015 Algerian Dinar (DZD) vs US$ Exchange Rate

Combination with CF Industries

Combination with CF Creates the Global Nitrogen Leader Strong Strategic Logic Continues to Underpin CF Combination Summary Overview On 6 August 2015, OCI and CF announced the agreement to combine OCI’s North American, European and Global Distribution businesses with CF Industries’ global assets Closing estimated to occur in mid-2016 Combination creates the global nitrogen leader Creation of the world’s largest publicly-traded nitrogen company Unparalleled growth pipeline: c.60% increase in CF’s production capacity over the next 9 months Premier global footprint: largest North American producer and scale Western Europe position Leverage extensive CF distribution network with IFCo’s production volumes, creating logistical efficiencies and operational synergies Integrated international distribution platform to optimize global flows Significant value creation for both sets of shareholders Stock consideration and structure allows both sets of shareholders to participate in combination benefits OCI shareholders to participate directly in the significant upside and value creation resulting from expected run-rate synergies of approximately $ 500 million p.a. through a significant ownership in the combined entity

CF - OCI Transaction Process Update Milestones to Date Expected Future Milestones Transaction remains subject to approval by the shareholders of CF and OCI, as well as certain other customary regulatory approvals and closing conditions Targeting mid-2016 close Aug 2015 Sept 2015 Oct 2015 Nov 2015 Month 1 Month 2 Month 3 Month 4 1 Available on the SEC's website at www.sec.gov under the company name “CF B.V.” Transaction Announced 4 Dec 2015 European Commission Approval 2 Nov 2015 HSR Waiting Period Expiration S-4 Effective Date Shareholder Notice Period CF / OCI Shareholder Meetings Dutch 60-Day Creditor Notice Period Transaction Close Dec 2015 6 Nov 2015 S-4 Filed1) 23 Dec 2015 Amended S-4 Filed1)

Transaction Value Correlated to CF’s Share Price Transaction Values at Different CF Share Prices ($ billion except share prices) * CF share price as of 29 February 2016 ** CF share price as at time of transaction announcement (6 August 2015) For every $ 1 change in CF’s share price, implied value of 25.6% share in new CF changes by c.$ 80 m or c.EUR 0.35 per OCI share Fixed 25.6% share in new CF will be decreased to reflect the assumption of OCI NV’s € 339 m Convertible Bond by new CF $ 1,218 million consideration to be paid in a mix of cash and shares: $ 518 m relates to the acquisition of a 45% stake in Natgasoline and will be settled in cash, subject to separate closing conditions $ 700 m will be settled in cash or shares at CF’s election

OCI N.V. Post-Transaction 51% of Sorfert 100% of EFC 60% of EBIC 100% of BioMCN 55% of Natgasoline Low cost Algerian nitrogen fertilizer producer with significant cash flow generation Significant EBITDA contributor Egyptian nitrogen fertilizer operations Significant upside potential from improvement of local natural gas supply dynamics 1.75mtpa methanol greenfield project in the US CF will retain a call option for remaining 55% at $633mn, appreciating at 10% annually One of Europe’s largest methanol producers Pioneer in bio-methanol market Potential for significant value creation through various strategic initiatives OCI’s Remaining Assets OCI Post-Transaction: OCI will continue to own 51% of Sorfert, 100% of EFC and BioMCN, 60% of EBIC, 55% of Natgasoline OCI N.V. remains headquartered in Amsterdam and listed on Euronext Amsterdam OCI’s management team remains at helm of Company and fully committed to drive next phase of growth: Investment track record: shareholder return IRR of c.40% on US$ basis achieved since listing in 1999 Major transformations through investments in value accretive businesses in past 15 years Strategy focused on developing new investment opportunities to drive value creation

OCI N.V. Post-Transaction Overview of Assets EFC (100%) OCI Assets Post-Transaction Sorfert (51%) EBIC (60%) BioMCN (100%) Natgasoline (55%) Egyptian Fertilizers Company: 1.55 million metric ton per year granular urea plant Located in Ain Sokhna, Egypt 325 thousand metric ton per year urea ammonium nitrate blending unit added on-site in 2010 Sorfert: largest integrated nitrogen fertilizer producer in Africa Capable of producing 1.26 million tons urea and 1.6 million tons gross anhydrous ammonia per year Egypt Basic Industries Corporation: 0.73 million metric ton per year anhydrous ammonia plant Located in Ain Sokhna, Egypt Owns and is connected by pipeline to two 40 thousand metric ton refrigerated ammonia storage tanks next to the loading jetty at Sokhna Port 440 ktpa methanol producer Pioneer in bio-methanol production based in the Netherlands World-scale methanol production complex under construction in Beaumont, Texas Expected to have a capacity of up to approximately 1.75 million metric tons per year, and is scheduled for completion in 2017 It will be the largest methanol production facility in the United States based on nameplate capacity

OCI N.V. CORPORATE OVERVIEW History and Value Creation

Company History

Period	Milestone	Details
1950 - Present	Construction	▪ Established in the 1950s by Onsi Sawiris as a construction contractor in Egypt ▪ Developed into a leading industry player across the Middle East, Asia, USA and Europe
1996 - 2007	Cement Build-Up	▪ Developed cement group from a single production line in Egypt with capacity of 1.5 mtpa to become a top 10 worldwide producer by 2007 ▪ Portfolio comprised an emerging market-wide platform of nearly 44 mtpa spanning 12 countries
1999	IPO	▪ Floated on the Egyptian Exchange in 1999 at a value of c. $ 600 m
2007	Cement Divestment	▪ Divested the cement business to Lafarge at an EV of $ 15 bn ▪ Distributed $ 11 bn in cash dividends and retained $ 2 bn which was seed money for fertilizer initiatives
2008- Present	Natural Gas Based Products	▪ Purchased EFC, increased its stake in EBIC to 60%, and started greenfield construction in Algeria ▪ Acquired Royal DSM N.V.'s Agro & Melamine businesses in 2010 ▪ Acquired and rehabilitated OCI Beaumont in 2011 and listed OCI Partners in October 2013 ▪ Started construction of IFCo, a c. 2mtpa production complex in Iowa, USA in November 2012 ▪ Established Natgasoline that will construct a world scale greenfield methanol plant in Beaumont, Texas
2013 - 2014	Transformation into OCI N.V.	▪ OCI N.V. lists on the NYSE Euronext Amsterdam and acquires OCI S.A.E. (former parent listed in Egypt) ▪ Started production at Sorfert in Algeria in August 2013
2015	Construction Demerger	▪ Orascom Construction demerged: $ 1.4 bn repayment of capital to OCI N.V. shareholders ▪ OCI N.V. becomes pure-play natural gas-based fertilizer & chemicals company
2016	Combination with CF Industries	▪ Combination of OCI's US and European fertilizers and methanol assets with CF Industries' global assets to create a global leader in nitrogen fertilizers

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24

Investment Track Record

Creating Shareholder Value

- **OCI's Shareholder Value Creation: > 40% IRR 1999 IPO – Present**
- History of successful **investments** including:
  - **Cement (1996 – 2007):** became top 10 global cement producer primarily through greenfield investments; sold the cement business to Lafarge at an EV of $ 15 bn and distributed $ 11 bn in cash dividends
  - **Ports:** held BOT stake through construction of key port in Egypt and exited at 20.6x EV/EBITDA multiple
  - **Gavilon:** sale of 18.1% stake in Gavilon, a commodity management firm, for a total consideration of $ 666.7 million. OCI acquired a 20% stake in Gavilon in 2008 for $ 340 million
  - **Fertilizer & Chemicals:** retained $ 2 bn from the cement disposal to invest in the fertilizer & chemicals industries, growing from a single plant with capacity of 1.3 mtpa in 2008 to 8.4 mtpa by 2015 and further 4.2 mtpa under construction
- History of successful **acquisitions** that have helped shape the current portfolio of fertilizer & chemicals activities:
  - OCI Nitrogen in The Netherlands in 2010
  - OCI Beaumont in 2011
- Demerger of construction business (Orascom Construction) in March 2015

Recent Transactions

DP World	Lafarge	OCI Nitrogen	OCI Partners	Orascom Construction
Sale of 50% stake in ECHCO to DP World	Sale of OCI Cement Group to Lafarge	Acquisition of OCI Nitrogen from DSM	IPO of OCIP on NYSE	Dual Listing of OC on EGX and Nasdaq Dubai
Sept 2007	December 2007	May 2010	October 2013	March 2015

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Listing Information

OCI N.V. Listing Information Listing Information Headquartered in Amsterdam, The Netherlands Trading on Euronext Amsterdam since 25 January 2013 (NYSE Euronext: OCI) Number of shares: 210,113,854 Demerger of Construction business effective 9 March 2015: $ 1.4 bn repayment of capital to OCI N.V. shareholders, equivalent to c.EUR 6 per share Market cap: EUR 3.5 billion as at 26 February 2016 Options trading: Euronext introduced options on OCI N.V. shares as of 13 December 2013 Index inclusions: trading as part of the AEX, STOXX Europe 600, Euronext 100 indices OCI Partners: listed 21.7% of the Master Limited Partnership (MLP) on NYSE on 4 October 2013 Following capital contributions in exchange for common units in 2014 and 2015, OCI N.V. owns 79.88%

Forward Looking Statements   Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.  Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holding company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. Disclaimer

Important Additional Information and Where to Find It   This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.   In connection with the proposed transactions, the new holding company for the combination of CF Industries Holdings, Inc. and the European, North American and global distribution business of OCI has filed with the SEC an amended registration statement on Form S-4 (SEC File No. 333-207847) that includes as prospectuses a shareholders circular of OCI and a preliminary proxy statement of CF.  After the registration statement has been declared effective by the SEC, the shareholders circular/prospectus will be made available to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders.  INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.  You may obtain a copy of the shareholders circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550.  Copies of the shareholders circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.   Participants in the Solicitation   OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions is set forth in the proxy statement/prospectus/shareholders circular filed with the SEC.  You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015 and CF Industries' Current Report on Form 8-K filed with the SEC on June 25, 2015.  You can obtain free copies of these documents from OCI or CF using the contact information above. Disclaimer

For OCI N.V. investor relations enquiries contact: Hans Zayed hans.zayed@oci.nl T +31 (0) 6 18 25 13 67 OCI N.V. corporate website: www.oci.nl